300 North LaSalle Street Chicago, Illinois 60654
Paul D. Zier To Call Writer Directly: (312) 862-2180 paul.zier@kirkland.com	312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

December 29, 2011

Via EDGAR

Mara L. Ransom

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             NRG Energy, Inc.
Registration Statement on Form S-4
Filed November 16, 2011
File No. 333-178024

Dear Ms. Ransom:

This letter is being furnished on behalf of NRG Energy, Inc., a Delaware corporation (the “Company”), in response to the comments raised in your letter dated December 9, 2011 from you to David Crane, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-4 (File No. 333-175470) (the “Registration Statement”).  The responses below correspond to the numbers of those comments (which are reproduced in italics below).  The Company’s responses are as follows:

General

1.              We note that some of the guarantor registrants are not identified as guarantor subsidiaries in footnotes 29 and 19 of your Form 10-K for fiscal year ended December 31, 2010 and your Form 10-Q for fiscal quarter ended September 30, 2011, respectively, because they were not acting as guarantor subsidiaries at those respective times.  Please tell us how such guarantor subsidiaries have satisfied Rule 3-10(a)(1) of Regulation S-X.  For example, if such guarantor subsidiaries were in existence as of such periods and the financial information for such guarantor subsidiaries were included in the non-guarantor subsidiaries column in footnotes 29 and 19, as applicable, then please furnish a statement to that effect. Alternatively, if you and the guarantor registrants would have been able to rely on Note 1 to Rule 3-10(f) of Regulation S-X as of such periods, then please disclose, in an appropriate place in your prospectus, the information required by Note 1 of Rule 310(f) of Regulation S-X.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Response:

The Company respectfully contends that it and its guarantor subsidiaries satisfy Rule 3-10(a)(1) of Regulation S-X through meeting all the criteria in exception 3-10(f), which includes filing, in a footnote, the condensed consolidating financial information required by Rule 3-10(f)(4)(i) — (v).  More specifically to this Registration Statement, note 29 to the Company’s financial statements (“Note 29”) included in its Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) and note 19 to the Company’s financial statements (“Note 19”) included in its Form 10-Q for the fiscal quarter ended September 30, 2011 (the “Q3 2011 Form 10-Q”), respectively, satisfy the requirements of Rule 3-10(f)(4)(i) — (v).

As alluded to in the Staff’s comment, the Company added guaranteeing subsidiaries subsequent to these filings.

On May 24, 2011, the Company added 16 new guarantors to each outstanding series of its notes. Of these 16 new guaranteeing subsidiaries, the following 15 subsidiaries were existing subsidiaries as of December 31, 2010 but were not guarantors of the Company’s notes as of that date.  These subsidiaries were therefore included in the “non-guarantor subsidiaries” column in Note 29 to the 2010 Form 10-K:

Energy Protection Insurance Company;

Meriden Gas Turbines LLC;

NRG Development Company Inc.;

NRG Energy Services Group LLC;

NRG Ilion Limited Partnership;

NRG Ilion LP LLC;

NRG Maintenance Services LLC;

NRG Mextrans Inc.;

NRG PacGen Inc.;

NRG Rockford Acquisition LLC;

NRG Services Corporation;

NRG SimplySmart Solutions LLC;

O’Brien Cogeneration, Inc. II;

ONSITE Energy, Inc.; and

Reliant Energy Northeast LLC.

In addition, NRG Energy Labor Services LLC was newly formed on March 1, 2011, and was therefore not included in Note 29 of the 2010 Form 10-K because it was not in existence as of the end of the period covered by the financial statements.

All 16 guaranteeing subsidiaries identified above were included in the “Guarantor Subsidiaries” column to Note 19 of the Q3 2011 Form 10-Q.

The Company added the following five new guaranteeing subsidiaries to each of its outstanding series of notes pursuant to supplemental indentures on November 8, 2011:

Energy Plus Holdings LLC;

Energy Plus Natural Gas LP;

Independence Energy Alliance LLC;

Independence Energy Group LLC; and

Independence Energy Natural Gas LLC.

These five entities were acquired on September 30, 2011, through the Company’s acquisition of Energy Plus Holdings LLC, as described in note 4,  Business Acquisitions and Dispositions, to the Company’s financial statements included in the Q3 2011 Form 10-Q.  As they were non-guarantors on their September 30, 2011 acquisition date, they were included in the “non-guarantor subsidiaries” column in Note 19.

The Company has revised the Registration Statement, specifically the description of Guarantees in “Summary of Terms of Exchange Notes” and the section ‘‘Description of Notes—The subsidiary guarantees” to reflect the above information.

Exhibit 5.01

2.              We note that some of the registrants are organized under the laws of the states of Vermont and Oregon.  We also note that counsel limits its opinion to the law of the states of California, Delaware and New York and the federal laws of the United States and relies on the opinion of local counsel with respect to Texas and Minnesota law.  Accordingly, counsel has not demonstrated that it has considered the laws of the states of Vermont and Oregon.  Please revise. See Section II.B.1.e of Staff Legal Bulletin No. 19.

Response:

In response to the Staff’s comments, the Company has filed opinions of local counsel with respect to Oregon and Vermont law as exhibits 5.04 and 5.05, respectively, to the Registration Statement. Counsel has also added references to Oregon and Vermont counsel in the third sentence in the third paragraph on page 3 of its opinion.

3.              We have the following comments with respect to the sixth sentence in the third paragraph on page 3.

•                  Please delete the phrase “[w]e are not qualified to practice law in the State of Delaware.” See Section II.B.3.b of Staff Legal Bulletin No. 19.

•                  We note that some of the registrants are limited partnerships organized in the State of Delaware. Accordingly, please revise to include the laws governing such registrants.

•                  Please delete the statement “which we consider normally applicable to transactions of this type” because such phrase is an inappropriate limitation on the scope of the opinion with respect to Delaware law issues.

Response:

In response to the Staff’s comment, counsel has made the requested changes to the sixth sentence in the third paragraph on page 3 of its opinion.

Exhibit 5.02

4.              Please delete the statement in paragraph 4 on page 3 of “which we, in the exercise of customary professional diligence, would reasonably recognize as being applicable to the Guarantor and the transactions contemplated by the Indenture and the Supplemental Indentures” because such phrase is an inappropriate limitation on the scope of the opinion with respect to NEO Corporation’s power to create the guarantee obligation.

Response:

In response to the Staff’s comment, counsel has deleted the statement.

5.              With respect to counsel’s opinion that NEO Corporation is validly existing, it is inappropriate for counsel to base such opinion “solely” on a Certificate of Good Standing. Also, this statement seems inconsistent with the first full paragraph on page 2, where counsel otherwise lists the documentation examined.  Please revise.

Response:

In response to the Staff’s comment, counsel has deleted the qualification that its opinion that NEO Corporation validly exists is based solely on a Certificate of Good Standing of NEO Corporation.

Exhibit 5.03

6.              Please revise the first paragraph to clarify that the notes to be offered pursuant to the registration statement are the Series B series for such notes.

Response:

In response to the Staff’s comment, counsel has revised its opinion to clarify that the notes are Series B series for such notes.

7.              In addition to opining that each registrant covered by counsel’s opinion has duly authorized the supplemental indentures, counsel must also opine that each such registrant covered by its opinion is validly existing and has the power to create its guarantee obligation. Please revise. See Section II.B.1.e of Staff Legal Bulletin No. 19.

Response:

In response to the Staff’s comment, counsel has revised its opinion to state that each registrant validly exists and has the power to create its guarantee obligation.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2180.

Very truly yours,

/s/ Paul D. Zier

Paul D. Zier

PDZ/ap

cc:                                Michael R. Bramnick
Brian Curci
Jerry Nowak